SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

ZYNGA INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

98986T108

(CUSIP Number)

DECEMBER 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98986T108	13G/A

1.	Names of Reporting Persons Mark J. Pincus
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 62,493,719 (1)(2)(3)(4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 62,493,719 (1)(2)(3)(4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,493,719 (1)(2)(3)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.8%(5)
12.	Type of Reporting Person (see instructions) IN

(1)	Includes 6,219 shares of Class A common stock subject to restricted stock unit awards held by Mr. Pincus that will vest within 60 days of December 31, 2020.
(2)	Includes 30,500,172 shares of Class A common stock held by The 4D Revocable Trust, of which Mr. Pincus serves as trustee.
(3)	Includes 27,765,634 shares of Class A common stock held by Ogden Enterprises LLC, of which Mr. Pincus serves as manager.
(4)	Includes 758,750 shares of Class A common stock held by the Pincus Family Fund, of which Mr. Pincus serves as trustee.
(5)	Based on 1,081,571,833 shares of Class A common stock outstanding as of December 31, 2020, as reported by the Issuer to Mr. Pincus.

CUSIP No. 98986T108	13G/A

1.	Names of Reporting Persons The 4D Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 30,500,172 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 30,500,172 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,500,172 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.8% (2)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents shares of Class A common stock held directly by The 4D Revocable Trust.
(2)	Based on 1,081,571,833 shares of Class A common stock outstanding as of December 31, 2020, as reported by the Issuer to Mr. Pincus.

CUSIP No. 98986T108	13G/A

1.	Names of Reporting Persons Ogden Enterprises LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 27,765,634 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 27,765,634 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,765,634 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.6% (2)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents shares of Class A common stock held directly by Ogden Enterprises LLC.
(2)	Based on 1,081,571,833 shares of Class A common stock outstanding as of December 31, 2020, as reported by the Issuer to Mr. Pincus.

CUSIP No. 98986T108	13G/A

1.	Names of Reporting Persons Pincus Family Fund
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 758,750 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 758,750 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 758,750 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.1% (2)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents shares of Class A common stock held directly by the Pincus Family Fund.
(2)	Based on 1,081,571,833 shares of Class A common stock outstanding as of December 31, 2020, as reported by the Issuer to Mr. Pincus.

Item 1(a).	Name of Issuer:

Zynga Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

699 Eighth Street San Francisco, CA 94103

Item 2(a).	Name of Person Filing:

Mark J. Pincus The 4D Revocable Trust Ogden Enterprises LLC Pincus Family Fund

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Zynga Inc. 699 Eighth Street San Francisco, CA 94103

Item 2(c).	Citizenship:

Mark J. Pincus USA

The 4D Revocable Trust California

Ogden Enterprises LLC Delaware

Pincus Family Fund California

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

98986T108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a) Amount Beneficially Owned:

Mark J. Pincus 62,493,719 (1)(2)(3)(4)

The 4D Revocable Trust 30,500,172 (5)

Ogden Enterprises LLC 27,765,634 (6)

Pincus Family Fund 758,750 (7)

(b)	Percent of Class:

	Mark J. Pincus	5.8% (8)

	The 4D Revocable Trust	2.8% (8)

	Ogden Enterprises LLC	2.6% (8)

	Pincus Family Fund	0.1% (8)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

		Mark J. Pincus	62,493,719 (1)(2)(3)(4)

		The 4D Revocable Trust	30,500,172 (5)

		Ogden Enterprises LLC	27,765,634 (6)

		Pincus Family Fund	758,750 (7)

	(ii)	Shared power to vote or to direct the vote:

		Mark J. Pincus	0

		Ogden Enterprises LLC	0

		Pincus Family Fund	0

	(iii)	Sole power to dispose or to direct the disposition of:

		Mark J. Pincus	62,493,719 (1)(2)(3)(4)

		The 4D Revocable Trust	30,500,172 (5)

		Ogden Enterprises LLC	27,765,634 (6)

		Pincus Family Fund	758,750 (7)

	(iv)	Shared power to dispose or to direct the disposition of:

		Mark J. Pincus	0

		Ogden Enterprises LLC	0

		Pincus Family Fund	0

(1)	Includes 6,219 shares of Class A common stock subject to restricted stock unit awards held by Mr. Pincus that will vest within 60 days of December 31, 2020.
(2)	Includes 30,500,172 shares of Class A common stock held by The 4D Revocable Trust.
(3)	Includes 27,765,634 shares of Class A common stock held by Ogden Enterprises LLC.
(4)	Includes 758,750 shares of Class A common stock held by the Pincus Family Fund.
(5)	Represents shares of Class A common stock held directly by The 4D Revocable Trust.

(6)	Represents shares of Class A common stock held directly by Ogden Enterprises LLC.
(7)	Represents shares of Class A common stock held directly by the Pincus Family Fund.
(8)	Based on 1,081,571,833 shares of Class A common stock outstanding as of December 31, 2020, as reported by the Issuer to Mr. Pincus.

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mark J. Pincus
Mark J. Pincus

THE 4D REVOCABLE TRUST

/s/ Mark J. Pincus
Mark J. Pincus, Trustee

OGDEN ENTERPRISES LLC

/s/ Mark J. Pincus
Mark J. Pincus, Manager

PINCUS FAMILY FUND

/s/ Mark J. Pincus
Mark J. Pincus, Trustee

Dated: February 11, 2021

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)